UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 35)*

                              THE OHIO ART COMPANY
                              --------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   677143 10 9
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No.  677143 10 9
______________________________________________________________________________
1     NAME OF REPORTING PERSON

              William Carpenter Killgallon
______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / / (b) /X/
______________________________________________________________________________
3     SEC USE ONLY

______________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

              U. S. A.
______________________________________________________________________________
                        5     SOLE VOTING POWER
   NUMBER OF
                              138,207
    SHARES              ______________________________________________________
                        6     SHARED VOTING POWER
 BENEFICIALLY
                                9,720
   OWNED BY             ______________________________________________________
                        7     SOLE DISPOSITIVE POWER
     EACH
                              138,207
   REPORTING            ______________________________________________________
                        8     SHARED DISPOSITIVE POWER
  PERSON WITH
                                9,720
______________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              138,207
______________________________________________________________________________
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                             /X/
______________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                15.59%
______________________________________________________________________________
12    TYPE OF REPORTING PERSON

                               IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  2 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.  677143 10 9
______________________________________________________________________________
1     NAME OF REPORTING PERSON

              Martin Lawrence Killgallon,II
______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / / (b) /X/
______________________________________________________________________________
3     SEC USE ONLY

______________________________________________________________________________
4     CITIZENSHIP OR PLACE OF ORGANIZATION

              U. S. A.
______________________________________________________________________________
                        5     SOLE VOTING POWER
   NUMBER OF
                              201,673
    SHARES              ______________________________________________________
                        6     SHARED VOTING POWER
 BENEFICIALLY
                                9,720
   OWNED BY             ______________________________________________________
                        7     SOLE DISPOSITIVE POWER
     EACH
                              201,673
   REPORTING            ______________________________________________________
                        8     SHARED DISPOSITIVE POWER
  PERSON WITH
                                9,720
______________________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              201,673
______________________________________________________________________________
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                             /X/
______________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                22.74%
______________________________________________________________________________
12    TYPE OF REPORTING PERSON

                               IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  3 of 7 Pages

Item 1(a)  Name of Issuer:

           The Ohio Art Company


Item 1(b)  Address of Issuer's Principal Executive Offices:

           P.O. Box 111 Bryan, OH 43506


Item 2(a)  Name of Each of the Persons Filing this Statement:


           William Carpenter Killgallon
           Martin Lawrence Killgallon, II


Item 2(b) Address of the Principal Business Office of Each of the Persons Filing this Statement:

           P.O. Box 111 Bryan, OH 43506


Item 2(c)  Citizenship:

           Each person filing this statement is a citizen of the United States


Item 2(d)  Title of Class of Securities:

           Common Stock


Item 2(e)  CUSIP Number:

           677143 10 9


Item 3.    Not Applicable.










                                  4 of 7 Pages

Item 4.  Ownership:



                                                          c) Number of shares as to which such person has:
                                                          ------------------------------------------------------
                                                           (i)          (ii)            (iii)            (iv)
                                                           Sole         Shared          Sole Power      Shared Power
                                    (a)         (b)       Power         Power           to Dispose      to Dispose
                                   Amount                 to Vote       to Vote         or to           or to
                                   Benefi-    Percent     or to         or to           Direct the      Direct the
                                   cially       of        Direct        Direct         Disposition     Disposition
                                   Owned      Class      the Vote      the Vote            of              of
                                   -------    -------    --------      --------        -----------     ------------

William Carpenter Killgallon       138,207     15.59       138,207        9,720       138,207           9,720
                                    (1)                       (3)                                       (4)

Martin Lawrence Killgallon,II      201,673     22.74       201,673        9,720       201,673           9,720
                                    (2)                       (3)                                       (4)









                                  5 of 7 Pages

(1) Does not include 10,617 shares owned by wife; nor 200 custodial shares for grandson; nor 75,710 shares held in trust by wife for sons and daughters. Includes 1,200 shares owned by Killgallon Foundation of which William Carpenter Killgallon is an officer and director.


(2) Includes 33,300 shares held for children of Martin Lawrence Killgallon, II, as to which beneficial ownership is disclaimed, but does not include
     2,329 shares owned by wife nor 31,945 shares held by adult children. Includes 1,200 shares owned by Killgallon Foundation of which Martin Lawrence Killgallon, II is an officer and director.

(3) 6,098 of these shares are held for William C. Killgallon's account in the company's ESOP and 5,924 of these shares are held for M. L. Killgallon, II's account in the company's ESOP.

(4) These shares reflect unallocated shares held in the ESOP as to which William C. Killgallon and Martin L. Killgallon, II, as trustees and members of the Plan Committee have shared investment and voting.


Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     The minor children of Martin Lawrence Killgallon, II have the right to receive the income and proceeds from 33,300 shares held for them. The Killgallon Foundation has the right to receive the income and proceeds from 1,200 shares reported herein as beneficially owned by William Carpenter Killgallon and Martin Lawrence Killgallon, II.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.


Item 8.  Identification and Classification of Member of the Group:

     William Carpenter Killgallon and Martin Lawrence Killgallon, II are siblings. The affairs of The Ohio Art Company are from time to time discussed by the family members, but each party hereto has sole control of the shares listed herein as owned by such party and disclaims being a member of a "group" within the meaning of Section 13 of the Securities and Exchange Act.



                                  6 of 7 Pages

Item 9.  Notice of Dissolution of Group:  Not applicable


Item 10.  Certification:

                                    SIGNATURE

         Each of the undersigned hereby constitutes and appoints M. L. Killgallon, II and William Carpenter Killgallon and each of them, their true and lawful agent and attorney-in-fact, for them and in their name, place, and stead in any and all capacities to sign, file, and deliver any amendment or papers filed by the undersigned with the Securities and Exchange Commission, including all exhibits thereto, as fully to all intents and purposes as they might do in person, and thereby ratify and confirm all that said agent and attorney-in-fact may lawfully do or cause to be done by virtue of such constitution and appointment.


Dated:  February 14, 2005




                                          /s/ William C. Killgallon
                                          ----------------------------------
                                          William Carpenter Killgallon


                                          /s/ Martin L. Killgllon, II
                                          ----------------------------------
                                          Martin L.Killgallon, II









Attention: Intentional mis-statements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001)


                                  7 of 7 Pages